UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 23, 2011.

Luxottica to acquire control of Multiopticas Internacional

The Group will acquire more than 470 eyewear stores in Latin America

Milan, Italy - May 23, 2011 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX) today announced that it entered into an agreement pursuant to which Luxottica will exercise in advance, in July 2011, its call option on 57% of Multiopticas Internacional S.L. share capital. Luxottica, which already owns a 40% stake in Multiopticas Internacional, is a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear and Multiopticas Internacional is a company that currently owns over 470 eyewear stores operating under the Opticas GMO, Econopticas and Sun Planet retail brands in Chile, Peru, Ecuador and Colombia.

It was agreed to accelerate exercise of the call option included in the contract signed in 2009, by one year. Once the call option is exercised (which is worth approximately 95 million Euros), Luxottica will own 97% of Multiopticas Internacional’s share capital.

“Latin America represents a formidable driving force for both Luxottica Divisions,” said Andrea Guerra, Chief Executive Officer of Luxottica. “We expect to grow significantly in this key region, continuing on a trend of sustained development. Today’s operation enables us to establish a meaningful position in retail in this region with an established network and a well-defined growth plan; on the other hand, it provides us with an opportunity to strengthen the positioning of our brands and Luxottica’s business overall across the region.”

Multiopticas Internacional is currently present in South America with more than 470 stores, as follows: 221 in Chile, 141 in Peru, 40 in Ecuador and 77 in Colombia. In 2010 they posted total net sales exceeding 80 million Euros. Over the last four years, Compound Annual Growth Rate (CAGR) of net sales was more than 11%. It is expected that net sales for 2011 for the Multiopticas Internacional business could reach 95 million Euros.

Under the terms of the agreement, Luxottica will pay 70% of the exercise price, determined on the basis of Multiopticas Internacional’s sales and EBITDA values, at the time of the exercise of the call option; the remaining 30% will be paid by the end of 2011.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium, luxury and sports eyewear with over 6,400 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut

worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Contacts Luxottica Group

Ivan Dompé Group Director of Corporate Communications Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

www.luxottica.com

On May 20, 2011, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa and CONSOB to disclose the transactions described below.

On May 18, 2011, Delfin S.à r.l. sold to Luigi Francavilla of Luxottica Group S.p.A. (the “Company”), pursuant to grants made to him under the Delfin plan, 120,000 ordinary shares of the stock of the Company at a strike price of Euro 13.67 per share, for an aggregate purchase price of Euro 1,640,400.

The Delfin plan was established in 2004.  At that time, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated 9.6 million shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: May 23, 2011	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER